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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-3A-2

              Statement by Holding Company Claiming Exemption Under
                       Rule U-3a-2 from the Provisions of
                 the Public Utility Holding Company Act Of 1935

                           YANKEE ENERGY SYSTEM, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2,its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Yankee Energy System, Inc. ("Yankee Energy") is a corporation organized under the laws of the State of Connecticut. Yankee Energy is the holding company for Yankee Gas Services Company ("Yankee Gas"), a gas utility company, and five non-utility subsidiaries, NorConn Properties, Inc. ("NorConn"), Yankee Energy Financial Services Company ("Yankee Financial"), Yankee Energy Services Company ("YESCo"), R.M. Services, Inc. ("RMS"), and Housatonic Corporation. These companies are referred to collectively herein as "the Yankee Energy System." Yankee Energy's business essentially is confined to the ownership of its subsidiaries. Yankee Gas, the principal subsidiary of Yankee Energy, is a Connecticut corporation that purchases, distributes and sells natural gas at retail in Connecticut.

         Yankee Energy conducts non-utility operations through five subsidiaries, NorConn, Yankee Financial, YESCo, RMS, and Housatonic Corporation. All five non-utility subsidiaries are Connecticut corporations. NorConn was formed in 1988 to hold non-utility property interests that may be acquired by the Yankee Energy System. Yankee Financial, incorporated in 1992, provides customers with financing for natural gas installations. YESCo is a full service energy company providing fuel management, project development, and operations and maintenance services at selected customer sites. YESCo also has three divisions:


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YESCo Power Division, incorporated in 1997, designs, builds and maintains on-site facilities for the production of thermal and/or electric power. Currently, Yankee Energy is in the process of selling a substantial portion of these assets. YESCo Controls Division, incorporated in November 1996, specializes in the engineering, installation, and maintenance of building controls product for commercial and industrial customers.

         YESCo Mechanical Services Division, acquired by YESCo in July 1996, operates in Connecticut and Massachusetts and provides comprehensive HVAC, boiler and refrigeration equipment services and installation. RMS was formed in 1994 to provide debt collection service to utilities and other businesses nationwide. Housatonic Corporation was incorporated in 1987 to acquire, own, hold and manage an undivided general partnership interest in Iroquois Gas Transmission System, a general partnership organized under the laws of the State of New York.

         Yankee Energy and Yankee Gas are predominantly intrastate in character.

2. Yankee Gas purchases, distributes and sells natural gas to approximately 185,000 residential, commercial and industrial users in Connecticut. Its service territory consists of 69 cities and towns, and covers approximately 1,961 square miles, all in Connecticut.

         Yankee Gas' assets include distribution lines (mains and services), meters, pumps, valves and pressure and flow controllers, all located in Connecticut. Yankee Gas owns approximately 2,841 miles of distribution mains, 134,166 service lines, and 188,547 active meters for customer use, all located in Connecticut. Yankee Gas also owns various propane facilities and seven gas storage holders, all located in Connecticut. Yankee Gas also contracts for storage capacity with other energy and pipeline companies.

3.   The following information is for the calendar year 1999.

     a.   Number of Mcf of natural or manufactured gas distributed at retail:
47,875,909. The associated revenues are $280,922,849.

     b. Number of Mcf of natural gas distributed at retail outside the State of Connecticut: None.

     c. Number of Mcf of natural gas sold at wholesale outside of the State of Connecticut, or at the boundary of


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the State of Connecticut: None.

     d. Number of Mcf of natural or manufactured gas purchased outside the State of Connecticut, or at the Connecticut state line: In 1999, Yankee Gas purchased 6,865,407 Mcf of natural gas. All gas purchased is ultimately delivered to Connecticut via interstate pipelines. The associated expenses are $17,761,108.

4.       None.

                                    Exhibit A
         Attached as Exhibit A is a consolidating statement of income and surplus for Yankee Energy and its subsidiaries for the last calendar year, together with a consolidating balance sheet for Yankee Energy and its subsidiaries as of the close of the last calendar year.

                                    Exhibit B

         Attached as Exhibit B is a Financial Data Schedule which sets forth 1. Total Assets, 2. Total Operating Revenues, and 3. Net Income applicable to Yankee Energy and its subsidiaries on a consolidated basis.

                                    Exhibit C

None.


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         The above-named claimant has caused this statement to be duly executed on its behalf by an authorized officer on this 28th day of February, 2000.

     YANKEE ENERGY SYSTEM, INC.

     By: s/Mary J. Healey
           Mary J. Healey
           Vice President, General Counsel and Secretary

     SEAL

     ATTEST:   s/Cristi C. Walker
     Name:       Cristi C. Walker
     Title:      Attorney

     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

     Mary J. Healey

     Vice President, General Counsel and Secretary
     Yankee Energy System, Inc.
     599 Research Parkway
     Meriden, CT  06450